SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

(240) 430-4212

January 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
File No. 333-284286

Acceleration Request

Requested Date:	Thursday, January 23, 2025
Requested Time:	5:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Shuttle Pharmaceuticals Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No. 333-284286) so that it may become effective at 5:00 p.m. Eastern Time on Thursday, January 23, 2025, or at such time as the Registrant may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission. In addition, the Registrant hereby authorizes Megan J. Penick, Esq. of Dorsey & Whitney LLP, counsel for the Registrant, to make such request on the Registrant’s behalf.

Very truly yours,

Shuttle Pharmaceuticals Holdings, Inc.

By:	/s/ Anatoly Dritschilo
Name:	Anatoly Dritschilo
Title:	Chief Executive Officer and
Chairman of the Board of Directors